

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 20, 2017

Via E-mail
Han Kieftenbeld
Chief Financial Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

        Re: Innophos Holdings, Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2016
                 Filed February 28, 2017
                 File No. 1-33124

Dear Mr. Kieftenbeld:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Terence O'Brien

                      Terence O'Brien
                      Accounting Branch Chief

                      Office of Manufacturing and Construction